New Banksy: Available now Inbox ×

M

Masterworks <support@masterworks.com>
to me

Sam,

We've just launched our brand new Banksy—and this one's a special early career piece.

It was part of Banksy's first ever exhibition, all the way back in 2000.

Every artwork there was available for less than $1,000.

This is our smallest-ever Banksy offering amount, so invest now before it's gone. View offering circular below.

Note: As we anticipate this offering to sell out quickly, investments are capped at $5k per person for the first 24 hours.

Thanks,

The Masterworks Team

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MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281